UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File No. 001-36675

FIAT CHRYSLER AUTOMOBILES N.V.

(Translation of Registrant’s Name Into English)

25 St. James’s Street

London SW1A 1HA

United Kingdom

Tel. No.: +44 (0)20 7766 0311

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The following exhibits are furnished herewith:

Exhibit 99.1	Press release issued by Fiat Chrysler Automobiles N.V. dated March 3, 2017.

Exhibit 99.2	Notice of Annual General Meeting

Exhibit 99.3	Agenda and Explanatory Notes

Exhibit 99.4	M. Volpi Bio

Exhibit 99.5	Remuneration Policy

Exhibit 99.6	Demerger proposal in favor of InteriCo BV

Exhibit 99.7	Explanatory Notes to the Demerger proposal

Exhibit 99.8	Corporate Governance Statement

Exhibit 99.9	Outstanding share capital and voting rights at the date of notice

Exhibit 99.10	Attendance Card

Exhibit 99.11	Proxy Form

Exhibit 99.12	Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2017	FIAT CHRYSLER AUTOMOBILES N.V.

	By:	/s/ Richard K. Palmer
		Name:	Richard K. Palmer
		Title:	Chief Financial Officer

Index of Exhibits

Exhibit Number	Description of Exhibit

99.1	Press release issued by Fiat Chrysler Automobiles N.V. dated March 3, 2017.

99.2	Notice of Annual General Meeting

99.3	Agenda and Explanatory Notes

99.4	M. Volpi Bio

99.5	Remuneration Policy

99.6	Demerger proposal in favor of InteriCo BV

99.7	Explanatory Notes to the Demerger proposal

99.8	Corporate Governance Statement

99.9	Outstanding share capital and voting rights at the date of notice

99.10	Attendance Card

99.11	Proxy Form

99.12	Proxy Card